Exhibit 99.3

Vaxart Announces Positive Safety and Immunogenicity Results for its

Oral Norovirus Vaccine in a Phase 1b Clinical Study

First Oral Tablet Norovirus Vaccine Progresses to Phase 2 Challenge Study

SOUTH SAN FRANCISCO, Calif., October 30, 2017 – Vaxart, Inc., a clinical-stage biotechnology company developing a range of oral recombinant vaccines that are administered by tablet rather than by injection, announced today that its norovirus tablet vaccine (VXA-G1.1-NN) generated broad systemic and intestinal immune responses, and was well-tolerated in a clinical phase 1b dose optimization study. Norovirus is the most common cause of acute gastroenteritis, an intestinal infection affecting 19 to 21 million people in the United States each year.

“Unlike vaccines delivered by injection, our oral tablet vaccine is delivered directly to the intestine, creating both a local response that serves as an effective first line of defense and a systemic response that offers an extra layer of protection,” said Sean Tucker, Ph.D., chief scientific officer of Vaxart. “This paired immune response is a fundamental feature of our oral vaccine that could provide an important advantage over injectable vaccines.”

In the study, Vaxart evaluated four different dosing regimens of the norovirus tablet vaccine in adults. Across all groups, 60 to 100 percent of adults had a positive immune response depending on the dosing schedule. In the high dose group, 100 percent of adults responded as measured by a significant increase in IgA and IgG antibody secreting cells. In the same group, there was at least a two-fold increase of norovirus blocking antibody titers (BT50) in serum in more than 90 percent of adults 28 days after dosing.

The norovirus tablet vaccine was generally well tolerated in all subjects. Adverse events (AEs) were mostly mild in severity with headache as the most frequent AE. No serious adverse events were reported. Based on these results, Vaxart is planning to initiate a Phase 2 norovirus challenge study in 2018.

“While norovirus causes frequent outbreaks, there are currently no norovirus vaccines approved for use in the United States,” said Wouter Latour, M.D., M.B.A., chief executive officer of Vaxart. “Our norovirus tablet vaccine candidate has the potential to protect vulnerable groups such as the elderly and the very young from norovirus infection, and could provide an important option for workers in the healthcare, food and travel industries. In addition, efficient distribution and administration of our convenient room temperature-stable tablet vaccine would greatly simplify vaccination campaigns in any setting.”

About the Study Design

The open label Phase 1b dose-ranging study assessed the safety and immunogenicity of VXA-G1.1-NN tablet vaccine in 60 healthy adult volunteers. Cohort 1 received two low doses delivered orally on days 1 and 8; cohort 2 received three low doses delivered on days 1, 3 and 5; cohort 3 received two low doses delivered on days 1 and 29, and cohort 4 received two high doses delivered on days 1 and 29. The primary endpoints were safety and immunogenicity as measured by blocking titer 50 (BT50), IgA and IgG antibody secreting cells, and IgA/IgG ELISA titers measured on days 28, 36 and 56.

About Norovirus

Norovirus is recognized as the leading cause of acute gastroenteritis in the United States. It is a common intestinal infection that typically lasts three to five days and is marked by diarrhea, vomiting, abdominal cramps, nausea and sometimes fever. Symptoms can be more severe in older adults and young children and may lead to serious complications including death. Norovirus causes frequent and widespread outbreaks in the military, food industry, travel industry, child care facilities, elderly homes and healthcare facilities.

The U.S. Centers for Disease Control and Prevention (CDC) estimates that norovirus causes approximately 19 to 21 million illnesses in the United States each year, resulting in 56,000 to 71,000 hospitalizations and 570 to 800 deaths. In a recent Johns Hopkins University study, researchers estimated healthcare costs of norovirus at $4.2 billion and lost productivity costs at $56.2 billion globally.

For further information on norovirus, its burden on human health and vaccine development,

visit http://www.cdc.gov/norovirus/ and the Public Library of Science at http://collections.plos.org/norovirus.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements about Vaxart Inc. and its business, strategy and plans, including but not limited to statements regarding its clinical drug development activities and timelines. All statements other than statements of historical facts included in this press release are forward looking statements. The words “may,” “can,” “plans,” “estimates,” “intends,” “will,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, Vaxart undertakes no obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

About Vaxart

Vaxart is a clinical-stage company developing a range of oral recombinant vaccines based on its proprietary delivery platform. Vaxart vaccines are administered using convenient room temperature-stable tablets that can be stored and shipped without refrigeration and eliminate risk of needle-stick injury. Its development programs are oral tablet vaccines designed to protect against norovirus, seasonal influenza and respiratory syncytial virus (RSV), as well as a therapeutic vaccine for human papillomavirus (HPV), Vaxart’s first immuno-oncology indication. For more information, please visit www.vaxart.com.

Additional Information and Where to Find It

In connection with a proposed strategic merger of Aviragen Therapeutics, Inc. (Aviragen) and Vaxart, Aviragen intends to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a proxy statement and prospectus. Investors may obtain the proxy statement/prospectus (when available), as well as other filings containing information about Aviragen, free of charge, from the SEC’s Web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via e-mail to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen, Vaxart and each of their directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

CONTACT:

Katie Hogan

415-658-9745

khogan@wcgworld.com

Brant Biehn

Vaxart, Inc.

267-918-9457

bbiehn@vaxart.com